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SEP 06 2012

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-07541

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/11 (MM/DD/YY) AND ENDING 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
1668
FIRM ID. NO.

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Thompson 504-524-5431 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – if individual, state last, first, middle name)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 06 2012
REGISTRATIONS BRANCH
14


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 06 2012
REGISTRATIONS BRANCH
14

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Raymond Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc. as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Senior Vice President & Compliance Officer

Title


CHRISTIAN W. HELMKE
NOTARY PUBLIC
BAR # 29594
STATE OF LOUISIANA
MY COMMISSION IS FOR LIFE

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORSEY & COMPANY, INC.

Audit of Financial Statements

June 30, 2012



LAPORTE
CPAs & BUSINESS ADVISORS

DORSEY & COMPANY, INC.

Audit of Financial Statements

June 30, 2012

Contents



LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Auditor's Report

To the Stockholders
Dorsey & Company, Inc.

We have audited the accompanying statement of financial condition of Dorsey & Company, Inc. (the Company) as of June 30, 2012, and the related statements of operations, change in stockholders' equity, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation
Covington, LA

August 27, 2012

DORSEY & COMPANY, INC.
Statement of Financial Condition
June 30, 2012

Assets		
Cash and Cash Equivalents	$	174,744
Deposits Held by Clearing Broker, Restricted		52,320
Accounts Receivable		43,009
Receivable from Clearing Broker		185,526
Securities Owned, Held at Clearing Broker, at Fair Value		1,442,615
Accrued Interest Receivable		21,692
Income Taxes Receivable		51,602
Property and Equipment, Net of Accumulated Depreciation of $183,028		49,082
Other Assets		32,529
Total Assets	$	2,053,119
Liabilities and Stockholders' Equity		
Liabilities		
Accounts Payable and Accrued Liabilities	$	513,795
Total Liabilities		513,795
Stockholders' Equity		
Common Stock - $1 Par Value, Authorized - 200,000 Shares Each Class A and Class B, Issued - 100,000 Shares Class A and 1,160 Shares Class B, Outstanding - 51,450 Shares Class A and 1,160 Shares Class B		101,160
Additional Paid in Capital		174,113
Retained Earnings		1,931,958
Treasury Stock, at Cost - 48,550 Shares		(667,907)
Total Stockholders' Equity		1,539,324
Total Liabilities and Stockholders' Equity	$	2,053,119

The accompanying notes are an integral part of these financial statements.

DORSEY & COMPANY, INC.
Statement of Operations
For the Year Ended June 30, 2012

Revenues	
Net Dealer Inventory and Investment Gains	$ 2,178,957
Advisory Fees	1,322,822
Commission Income	412,428
Interest and Dividends	138,824
Other Income	335,889
Total Revenues	4,388,920
Expenses	
Employee Compensation and Benefits	3,206,187
Brokerage Commissions and Fees	162,837
Occupancy	105,871
Other Operating and General and Administrative Expenses	810,144
Total Expenses	4,285,039
Income Before Income Tax Expense	103,881
Income Tax Expense	9,015
Net Income	$ 94,866

The accompanying notes are an integral part of these financial statements.

DORSEY & COMPANY, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2012

	Common Stock		Additional Paid-in	Retained	Treasury	Total Stockholders'
	Class A	Class B	Capital	Earnings	Stock	Equity
Balance - June 30, 2011	100,000	650	160,223	1,937,092	(667,907)	1,530,058
Net Income	-	-	-	94,866	-	94,866
Stock Issuance	-	510	13,890	-	-	14,400
Dividends to Stockholders	-	-	-	(100,000)	-	(100,000)
Balance - June 30, 2012	$ 100,000	$ 1,160	$ 174,113	$ 1,931,958	$ (667,907)	$ 1,539,324

The accompanying notes are an integral part of these financial statements.

DORSEY & COMPANY, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2012

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

DORSEY & COMPANY, INC.
Statement of Cash Flows
For the Year Ended June 30, 2012

Cash Flows from Operating Activities	
Net Income	$ 94,866
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation and Amortization	1,783
Increase in Deposits Held by Clearing Broker, Restricted	(2,118)
Increase in Accounts Receivable	(43,009)
Increase in Receivable from Clearing Broker	(185,526)
Decrease in Securities Owned, Held at Clearing Broker	133,660
Decrease in Accrued Interest and Income Tax Receivables	11,264
Decrease in Other Assets	48,225
Increase in Accounts Payable and Accrued Liabilities	90,789
Decrease in Payable to Clearing Broker	(43,279)
Net Cash Provided by Operating Activities	106,655
Cash Flows from Financing Activities	
Dividends Paid	(100,000)
Stock Issuance	14,400
Net Cash Used in Financing Activities	(85,600)
Net Increase in Cash and Cash Equivalents	21,055
Cash and Cash Equivalents, Beginning of Year	153,689
Cash and Cash Equivalents, End of Year	$ 174,744
Supplemental Disclosure of Cash Flow Information	
Cash Paid for Interest	$ 18,427
Cash Paid for Taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Dorsey & Company, Inc. (the Company) operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets. Depreciation charged to operations amounted to $1,783 for the year ended June 30, 2012.

Revenue Recognition
Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising
The Company expenses the costs of advertising as they are incurred. Advertising expense totaled $34,091 for the year ended June 30, 2012.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Agreements with Clearing Organizations

The Company utilizes First Clearing LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $50,000. At June 30, 2012, $52,320 of cash and or securities was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

Note 3. Receivable from Clearing Broker

Accounts receivable from clearing broker represents net uncollected commissions and fees due from clearing broker.

Note 4. Securities

Securities owned, held at clearing broker, and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. These investments as of June 30, 2012, are summarized as follows:

Securities Owned, Held at Clearing Broker:	
State and Municipal Bonds	$ 1,407,484
Corporate Stocks	35,131
	$ 1,442,615
Securities Sold, Not Yet Purchased:	
Corporate Stocks	$ -

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Note 4. Securities (Continued)

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at June 30, 2012.

The valuation of the Company's investments by the above fair value hierarchy is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities Owned, Held at Clearing Broker	$ 1,442,615	$ 35,131	$ 1,407,484	$ -
Liabilities				
Securities Sold, Not Yet Purchased	$ -	$ -	$ -	$ -

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives compensation for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At June 30, 2012, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space from a related party under an operating lease expiring in November 2021. Future minimum lease payments under this operating lease are as follows:

2013	$ 71,700
2014	71,700
2015	71,700
2016	71,700
2017	71,700
Thereafter	310,700
Total	$ 669,200

Rent expense under this lease totaled $71,700 for the year ended June 30, 2012.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Note 6. Employee Benefit Plan

The Company has a noncontributory profit sharing plan covering substantially all employees. Contributions by the Company are discretionary. Approximately $182,000 was contributed to the plan by the Company for the year ended June 30, 2012.

The Company has a retirement plan under section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. Approximately $63,000 was contributed to the plan by the Company for the year ended June 30, 2012.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2012, the Company had net capital of $1,293,815, which was $1,043,815 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1 at June 30, 2012.

Note 8. Disclosures about Guarantees

The Company clears all of its securities through First Clearing LLC on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As First Clearing's right to charge the Company has no maximum amount and applies to all trades executed through First Clearing, the Company believes there is no maximum amount assignable to this right. At June 30, 2012, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

Note 9. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company may execute transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should First Clearing, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 10. Income Taxes

Components of income tax expense are as follows for the year ended June 30, 2012:

Current	$	9,015
Deferred		-
	$	9,015

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes, tax-exempt income, and the dividends-received deduction.

Note 10. Income Taxes (Continued)

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after June 30, 2009 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance at adoption and as of June 30, 2012.

Note 11. Stockholders' Equity

Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to one tenth of one vote per share.

During the year ended June 30, 2012, the Company issued 510 Class B shares with a then par value of $1 per share. As a result of the issuance of stock, Class B issued shares increased to 1,160.

Note 12. Related Party Transactions

The Company leases office space from a related parties as disclosed in Note 5. Rent paid to related parties totaled $71,700 for the year ended June 30, 2012.

Note 13. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, August 27, 2012, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

DORSEY & COMPANY, INC.
SUPPLEMENTARY INFORMATION
June 30, 2012

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Stockholders' Equity	$ 1,539,324
Deductions and/or Charges	
Property and Equipment, Net	(49,082)
Other Assets	(127,140)
Net Capital Before Haircuts on Securities Positions	1,363,102
Haircuts on Securities	(69,287)
Net Capital	$ 1,293,815
AGGREGATE INDEBTEDNESS	$ 513,795
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 250,000
Excess of Net Capital	$ 1,043,815
Excess Net Capital at 1,000%	$ 1,242,436
Ratio: Aggregate Indebtedness to Net Capital	.40 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in part II of Form X-17A-5 as of June 30)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$ 1,293,815
Net Capital per Above	$ 1,293,815

DORSEY & COMPANY, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Dorsey & Company, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Dorsey & Company, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended June 30, 2012, Dorsey & Company, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Dorsey & Company, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Dorsey & Company, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended June 30, 2012, Dorsey & Company, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Dorsey & Company, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Dorsey & Company, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended June 30, 2012, Dorsey & Company, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Auditor's Report on Internal Control

To the Stockholders
Dorsey & Company, Inc.

In planning and performing our audit of the financial statements of Dorsey & Company, Inc. (the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



A Professional Accounting Corporation

Covington, LA
August 27, 2012

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Stockholders
Dorsey & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2011 to June 30, 2012, which were agreed to by Dorsey & Company, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dorsey & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dorsey & Company, Inc.'s management is responsible for Dorsey & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited financial statements for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied with the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



A Professional Accounting Corporation

Covington, LA
August 27, 2012



DORSEY & COMPANY INC.
WEALTH MANAGEMENT ♦ INVESTMENTS

511 Gravier St. ♦ New Orleans, Louisiana 70130-2726
(504) 524-5431 ♦ Fax (504) 592-3252 ♦ (800) 375-5431
www.dorseyco.com

Raymond A. Thompson
Senior Vice President
Direct (504) 592-3266
rthompson@dorseyco.com

September 5, 2012

RE: SEC RULE 17a-5(d) - Annual Filing of Audited Financial Statements

TO WHOM IT MAY CONCERN:

Enclosed are the annual audited financial statements of our firm.

Due to the effects of Hurricane Isaac, and both federal and state declarations of emergency for our city, state and region, the delivery of this audit report is approximately one week late. I respectfully request forgiveness for the late filing.

Please note that the "electronic" filing of this audit with the Central Registration Depository (CRD) was timely filed.

Regards,



Raymond A. Thompson

Enclosures